EXHIBIT 12.1 Central Vermont Public Service Corporation Computation of Ratio of Earnings to Fixed Charges For the Years Ended December 31

(dollars in thousands)	2005(a)	2004(a)	2003(a)	2002(b)	2001
Earnings, as defined - S-K 503(d):
Pre-tax income from continuing operations	$(672)	$9,561	$27,279	$28,505	$7,970
Plus: distributed income	1,938	1,229	2,441	14,679	7,409
Less: equity in earnings	(1,869)	(1,225)	(1,801)	(15,512)	(8,747)
Less: interest capitalized	(79)	(76)	(87)	(41)	(67)
Less: preference security dividends, as defined	(624)	(624)	(2,031)	(2,547)	(2,827)
Plus: fixed charges, as below	11,161	12,090	14,314	16,638	18,148
Total Earnings, as defined	$9,855	$20,955	$40,115	$41,722	$21,886

Fixed charges, as defined:
Interest on debt	$9,519	$10,397	$ 11,150	$13,021	$14,089
Imputed interest in rental charges	1,018	1,069	1,133	1,070	1,232
Preferred dividends, as defined	624	624	2,031	2,547	2,827
Total fixed charges, as defined	$11,161	$12,090	$14,314	$16,638	$18,148

Ratio of Earnings to Fixed Charges	0.88	1.73	2.80	2.51	1.21

(a) Reflects Catamount Energy Corporation as discontinued operations.
(b) Reflects correction of an error that resulted in a $0.8 million reduction in Income from continuing operations, and correction of errors that impacted the Consolidated Balance Sheets and
     Consolidated Statements of Cash Flows. See Note 16 - Restatement.